Mail-Stop 4561
						January 10, 2006

Via facsimile and U.S. Mail
Mr. Henry Fong
President, Treasurer
Equitex, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111

Re:    Equitex, Inc.
                     Revised Preliminary Proxy Statement
	         File No. 0-12374, filed December 21, 2005
	         Form S-3
	         File No. 333-130316
                     Filed December 14, 2005

Dear Mr. Fong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Proxy Statement
      Recent Sales of Unregistered Securities, page 24
1. With regard to the individuals and entities receiving compensation that you identified in your previous response, supplementally advise us as to whether they are licensed to sell securities. If not, advise us as to the exemption that allowed them to sell the securities in that offering.
2. With regard to your previous response number 3, the staff questions whether two transaction by the Company complied with NASD
Rules 4310 (C )(25)(H)(i) and 4460 (i)(1) which appear to require shareholder approval prior to the initiation of the transactions. In this regard, supplementally provide the staff with the following information regarding these three transactions:
* The number of common shares outstanding on the day prior to the transaction date;
* The market price of the common stock on the date of the transaction;
* The potential number of common shares issuable as a result of the transaction; and,
* Whether or not shareholder approval was sought, and, if so, on what date and by what means.

The two transactions are: (1) the March 2004 sale in convertible promissory notes of $5,000,000, convertible into common at 85% of the market price, along with 133, 334 warrants and an additional
50,000
warrants issued to an advisory firm (See footnote 8C form the Form 10-K) and (2) the September 2005 issuance of $1,500,000 convertible promissory note and 125,000 warrants.
3. With regards to the $5,000,000 Note and the Registration on Form
S-3, file number 333-116294, advise us as to why the Form 10-K indicates a conversion rate of $8.10, then $6.885 when the Agreements state $1.35 and the Registration Statement indicates this was reduced to $1.1475. In addition, provide us with a list of shares issued under these Agreements, whether for interest on the notes, conversion of the note or exercise of warrants and the prices/values used for each such issuance. Finally, advise us if the Prospectus in this Registration Statement is still being used.
4. With regards to the September 2005 sale noted above, advise the staff supplementally as to how many shares of common stock have been issued pursuant to this transaction, either through conversion of the note, exercise of the warrants or through payment of interest on the note and at what prices/values. Finally, please inform us as to when the agreement(s) underlying the note were filed with the Commission, i.e., the date filed.
5. Noting the recent development section proposed (and provided in your previous response), revise to add additional disclosures regarding whether the Company will have any revenue generating operations after the sale as well as the impact on the Agreements underlying the 2 transaction involving the convertible promissory notes identified above as well as any other agreements that are potentially adjustable as a result of the Chex asset sale.
6. We note that you relied upon Regulation D, Rule 506 for many, if not all, of the issuances that were supplementally identified, however, we do not find any of the required Forms D to have been filed. Please advise or file the Form D`s.
7. We note that many of the private placements were conducted while effective registration statements were being used. In this regard, please advise us as to what Prospectuses the Company is still using
(selling shareholders offerings included), how many shares that were sold under each active prospectus thus far and how many shares are still being offered under active prospectuses. Finally, provide us with authority to conduct private placements while active public offerings are still ongoing.
8. Similarly, several of your private placements were completed at a time in which you were in registration for resales of your common stock. Please provide your detailed legal analysis as to why the private placements should not be integrated with the ongoing registration process as the registration statements could act as general solicitation for your common stock.

Form S-3
Selling Shareholders, page 15
9. Supplementally advise the staff as to which promissory note(s) the shares listed in the selling shareholder section for Pandora and Whitebox relate, e.g., the $1,500,000 note.
10. Revise the selling shareholder section to indicate a natural person for each entity listed. The listed person(s) should have dispositive power for the entity`s shares.
11. Revise the selling shareholder section to include a percentage column that identifies the percentage currently owned, which includes all shares that can be acquired within the next 60 days divided by the actual Company shares currently outstanding. In this regard, shares that can be acquired or sold pursuant to other prospectuses should also be included as part of the numerator of the calculation.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Christian Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (612) 642-8305
	Paul Chestovitch, Esq.
	Maslon, Edelman, Borman & Brand, L.L.P.
      3300 Wells Fargo Center
      90 South 7th Street
      Minneapolis, MN 55402


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Mr. H. Fong
Equitex, Inc.
Page 4